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                                                                  EXHIBIT 3.1(d)

                    INNOVATIVE GAMING CORPORATION OF AMERICA

                          CERTIFICATE OF DESIGNATION OF
                      SERIES C CONVERTIBLE PREFERRED STOCK

         Pursuant to Section 401(3)(b) of the Business Corporation Act of the State of Minnesota, Innovative Gaming Corporation of America (the "Company"), a corporation organized and existing under the Business Corporation Act of the State of Minnesota, DOES HEREBY CERTIFY:

         That pursuant to the authority conferred upon the Board of Directors of the Company by the Articles of Incorporation of the Company, and in accordance with the provisions of Section 401(3)(a) of the Business Corporation Act of the State of Minnesota, the Board of Directors of the Company as of May 25, 1999, adopted the following resolution creating a series of preferred stock designated as Series C Convertible Preferred Stock:

         RESOLVED: That pursuant to the authority vested in the Board of Directors of the Company in accordance with the provisions of its Articles of Incorporation, as amended, a series of preferred stock, $.01 par value, to be titled the Series C Convertible Preferred Stock (the "Preferred Shares") of the Company is hereby created and designated. The number of shares of Preferred Shares shall be 2,000 shares. The voting powers, preferences and relative, participating, optional and other special rights of the Preferred Shares, and the qualifications, limitations and restrictions thereof, are as follows:

1. Designation. The series of preferred stock established hereby shall be designated the Series C Convertible Preferred Stock (and shall be referred to herein as the "Preferred Shares") and the authorized number of Preferred Shares shall be 2,000.

2. Rank. The Series C Preferred Shares shall rank (i) prior to the Common Stock; (ii) prior to any class or series of capital stock of the Company hereafter created other than "Pari Passu Securities" (collectively, with the Common Stock, "Junior Securities"); (iii) pari passu with the Company's Series A Preferred Stock and Series B Preferred Stock and (iv) pari passu with any class or series of capital stock of the Company hereafter created specifically ranking on parity with the Series C Preferred Shares (collectively with the Series A Preferred Stock and the Series B Preferred Stock, "Pari Passu Securities").

3.       Voting Rights. Except as otherwise provided by law or pursuant to
Section 6(f) hereof, the holders of Preferred Shares shall have no voting rights and their consent shall not be required (except to the extent required by law) for taking any corporate action.

4.       Dividends.






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         (a)   Dividend Terms. The holders of Preferred Shares shall be entitled to receive out of funds legally available for such purpose, quarterly cumulative dividends paid in arrears at the rate of 4% of the Liquidation Value per annum per share payable in Preferred Shares or cash at the discretion of the Company. The first payment shall occur three months from the date of the issuance of the Preferred Shares and every three months thereafter. If such dividends are paid in Preferred Shares, holders of Preferred Shares shall be entitled to at least
24 hour written notice in advance to the address of such holder as it appears in the Company's register and the holders of Preferred Shares shall be entitled to receive a number of Preferred Shares with a Liquidation Value equal to the value of the dividend being paid. Accrued but unpaid dividends shall not bear interest. Such dividends shall accrue from day to day and shall be payable before any dividends on any shares of Common Stock shall be declared or paid or set apart for payment, and shall be cumulative, so that if at any time dividends on the outstanding Preferred Shares at such rate have not been paid thereon, or funds set apart for the payment thereof, with respect to all preceding dividend periods, the amount of such deficiency shall be fully paid, or set apart for payment, before any distribution by way of dividend or otherwise shall be declared or paid upon, or set apart for, the shares of Common Stock or any other class of shares of the Company ranking junior to the Preferred Shares with respect to the payment of dividends or upon liquidation, dissolution or winding up of the Company.

         (b) Dividend Preferences. In no event shall any dividend be paid or declared, other than dividends paid solely in shares of Common Stock, on the Common Stock or any other class of shares of the Company ranking junior to the Preferred Shares, nor shall any distribution be made on the Common Stock or any other class of shares of the Company ranking junior to the Preferred Shares, nor shall any Common Stock or any other class of shares of the Company ranking junior to the Preferred Shares, be purchased, redeemed or otherwise acquired by the Company for value, unless all dividends on the Preferred Shares for all past dividend periods and for the then current dividend period shall have been paid or declared and a sum sufficient for the payment thereof set apart for payment. In the event that the Company thereafter declares or pays any dividends upon the Common Stock (whether payable in cash, securities or other property), other than dividends payable solely in shares of Common Stock, the Company shall also declare and pay to the holders of the Preferred Shares at the same time that it declares and pays such dividends to the holders of the Common Stock, the dividends which would have been declared and paid with respect to the Common Stock issuable upon conversion of the Preferred Shares had all of the outstanding Preferred Shares been converted immediately prior to the record date for such dividend, or if no record date is fixed, the date as of which the record holders of Common Stock entitled to such dividends are to be determined.

         (c) Stock Split, Stock Dividend, Recapitalization, etc. If the Company, at any time while any Preferred Shares are outstanding, (a) shall pay a stock dividend or otherwise make a distribution or distributions payable in shares of its capital stock (whether payable in shares of its Common Stock or of capital stock of any class), (b) subdivide outstanding shares of Common Stock into a larger number of shares, (c) combine outstanding shares of Common Stock into a smaller number of shares, or (d) issue by reclassification of shares of Common Stock any shares of capital stock of the Company, the number of issued and outstanding Preferred Shares, the




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Maximum Conversion Price designated in Section 5(f) and the Maximum Common Stock
Issuance designated in Section 5(g) shall be appropriately adjusted in proportion to the change in the outstanding shares of Common Stock. Any adjustment made pursuant to this Section shall become effective immediately after the record date for the determination of shareholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or reclassification.

5. Liquidation Right and Preference. In the event of the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of Preferred Shares shall be entitled to receive in cash, out of the assets of the Company, an amount equal to $1,000 per share (the "Liquidation Value") for each outstanding Preferred Share (appropriately adjusted to reflect stock splits, stock dividends, reorganizations, consolidations and similar changes hereafter effected) plus all accumulated but unpaid dividends, before any payment shall be made or any assets distributed to the holders of Common Stock or any other class of shares of the Company ranking junior to Preferred Shares. If, upon any liquidation, dissolution or winding up of the Company, the assets of the Company are insufficient to pay such $1,000 per share, plus all accumulated but unpaid dividends, the holders of such Preferred Shares shall share pro rata with pari passu securities issued by the Company in any such distribution in proportion to the full amounts to which they would otherwise be respectively entitled. Following such payment to the holders of Preferred Shares upon such liquidation, dissolution or a winding up of the Company, the holders of Common Stock and Preferred Shares shall then share ratably in all the assets of the Company thereafter remaining. For purposes of this joint distribution of assets to the holders of Common Stock and the holders of Preferred Shares, the holders of Preferred Shares should be regarded as owning that number of Common Stock into which the Preferred Shares would then be convertible.

6.    Conversion Rights.

      (a) Conversion Limitation. No holder of Preferred Shares shall have the right to convert any Preferred Shares into Common Stock of the Company if, at the time of any such conversion, the sum of 1) the number of Common Stock beneficially owned by the holder of Preferred Shares and its affiliates (other than shares of Common Stock which may be deemed beneficially owned through ownership of the unconverted portion of the principal amount of, and interest on, the Preferred Shares); and 2) the number of shares of Common Stock issuable upon conversion of the Preferred Shares and any other preferred stock issued to the holder of Preferred Shares, would result in beneficial ownership by the holder of Preferred Shares and its affiliates of more than 4.9% of the Company's issued and outstanding Common Stock within the meaning of Rule 13d-3 of the Securities Exchange Act; provided, however, nothing shall prevent the conversion of all Preferred Shares pursuant to an event enumerated in Section 6(a) hereof.

      (b) Optional Conversion. Subject to Section 5(a) hereof, each Preferred Share shall be convertible at the option of the holder thereof into Common Stock of the Company in accordance with the following schedule:




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               25% of the Preferred Shares held by the holder as of the
               closing of the acquisition of the Preferred Shares (the "Closing Date") shall be convertible into Common Stock upon the earlier of; a) 90 days after the Closing Date; or b) the date the Common Stock issuable upon exercise of the Preferred Shares is registered with the Securities and Exchange Commission (the "First Conversion Date"); 50% of the Preferred Shares shall be convertible into Common Stock at any time on or after the 30th day after the First Conversion Date; 75% of the Preferred Shares shall be convertible into Common Stock at any time on or after the 60th day after the First Conversion Date; and all of the Preferred Shares shall be convertible into Common Stock at any time on or after the 90th day after the First Conversion Date.

        (c) Conversion Mechanics. (i) In order to exercise the conversion privilege, a holder of Preferred Shares shall 1) notify the Company via facsimile of such holder's intent to convert a specified portion of such shares (the "Conversion Notice" and the date of such notice, the "Conversion Notice Date") and 2) send via express mail on the Conversion Notice Date to the Company at its principal office the certificate evidencing the Preferred Shares being converted, duly endorsed to the Company and accompanied by written notice to the Company that the holder elects to convert a specified portion or all of such shares. Preferred Shares converted at the option of the holder shall be deemed to have been converted on the day of receipt by the Company of the certificate representing such shares for conversion in accordance with the foregoing provisions (the "Conversion Date" ), and at such time the rights of the holder of such Preferred Shares other than the right to receive shares of Common Stock upon conversion of the Preferred Shares pursuant to the terms hereof, as such holder, shall cease and such holder shall be treated for all purposes as the record holder of Common Stock issuable upon conversion. As promptly as practicable on or after the Conversion Date, but in any event within five (5) business days, the Company shall issue and mail or deliver to such holder a certificate or certificates for the number of Common Stock issuable upon conversion, computed to the nearest full share, and a certificate or certificates for the balance of Preferred Shares surrendered, if any, not so converted into Common Stock; (ii) If, at any time (a) the Company challenges, disputes or denies the right of the Holder hereof to effect the conversion of the Preferred Stock into Common Shares or otherwise dishonors or rejects any Conversion Notice delivered in accordance with this Section 5(c) or (b) any third party who is not and has never been an affiliate of the Holder commences any lawsuit or proceeding or otherwise asserts any claim before any court or public or governmental authority which seeks to challenge, deny, enjoin, limit, modify, delay or dispute the right of the Holder hereof to effect the conversion of the Preferred Stock into Common Shares and the Company dishonors or rejects any Conversion Notice, then the Holder shall have the right, by written notice to the Company, to require the Company to promptly redeem the Series C Preferred Stock for cash at a redemption price equal to one hundred and fifteen percent (115%) of the Stated Value thereof together with all accrued and unpaid dividends thereon (the "Mandatory Purchase Amount"). Under any of the circumstances set forth above, the Company shall be responsible for the payment of all costs and expenses of the Holder, including reasonable legal fees and expenses, as and when incurred in disputing any such action or pursuing its rights hereunder (in addition to any other rights of the Holder); (iii) The holders of Preferred Shares





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shall be entitled to exercise its conversion privilege notwithstanding the commencement of any case under 11 U.S.C. ss. 101 et sea, (the "Bankruptcy Codell"). In the event the Company is a debtor under the Bankruptcy Code, the Company hereby waives to the fullest extent permitted any rights to relief it may have under 11 U.S.C. ss. 362 in respect of the holder's conversion privilege. The Company hereby waives to the fullest extent permitted any rights to relief it may have under 11 U.S.C. ss. 362 in respect of the conversion of the Preferred Shares. The Company agrees, without cost or expense the Holder, to take or consent to any and all action necessary to effectuate relief under 11 U.S.C. ss. 262.

      (d) Automatic Conversion. Subject to Section 5(a) hereof, Preferred Shares, and any accrued but unpaid Dividends, shall be automatically converted into Common Stock on June 1, 2001 at the Conversion Price (as defined herein).

      (e) Redemption by Company. The Company may, at any time after the 60th day following the Closing Date, redeem any or all of the Preferred Shares at 115% of the Liquidation Value of each Preferred Share upon not less than ten
(10) days prior written notice to the holder of Preferred Shares at the address indicated in the Company's records.

      (f) Conversion Price and Adjustments. The number of shares of Common Stock issuable in exchange for Preferred Shares upon either optional or automatic conversion shall be equal to the Liquidation Value of the Preferred Shares being converted divided by the conversion price then in effect (the "Conversion Price"). The Conversion Price on any Conversion Date shall equal 91% of the average of the lowest three consecutive closing bid prices of the Company's Common Stock as reported by Bloomberg, L.P., or if Bloomberg, L.P. is not reporting such information, any other reporting firm mutually acceptable to the holder of Preferred Shares being converted and the Company, over the 20 trading days prior to the Conversion Notice Date; provided, however, that the Conversion Price shall not exceed 135% of the ten (10) day average closing bid prices of the Company's Common Stock on the day prior to the Closing Date (the "Maximum Conversion Price").

      (g) Maximum Common Stock Issuance. The Company may not issue more than 1,331,500 shares of Common Stock (the "Maximum Common Stock Issuance" ) at the Conversion Price upon conversion of the Preferred Shares unless the Company receives shareholder approval from the holders of the Company's Common Stock.

      (h) Inability to Fully Convert. If, upon the Company's receipt of a Conversion Notice, the Company cannot issue shares of Common Stock in satisfaction of such Conversion Notice because (i) the Company has issued the Maximum Common Stock Issuance and has not received the approval of the holders of the Company's Common Stock pursuant to Section 5(g) hereof or (ii) the Company is otherwise prohibited by applicable law or by the rules or regulations of any stock exchange, interdealer quotation system or other self-regulatory organization with jurisdiction over the Company or its securities, including without limitation the NASDAQ National Market from issuing all of the Common Stock which is to be issued to a holder of Preferred Shares pursuant to a Conversion Notice at the Conversion Price, then the




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Company shall issue as many shares of Common Stock as it is able to issue in accordance with such holder's Conversion Notice and pursuant to Section 5(g) above and, with respect to the unconverted Preferred Shares, the Company will redeem the unconverted Preferred Shares for cash at a price equal to 115% of the Liquidation Value of such shares together with all accrued and unpaid dividends thereon to the date of redemption.

6.    Other Terms of Series C Convertible Preferred Shares.

      (a) Issuances of Rights, Warrants. If the Company, at any time while any Preferred Shares are outstanding, shall issue rights or warrants to all holders of Common Stock entitling them to subscribe for or purchase shares of Common Stock at a price per share less than the average closing bid price of Common Stock at the record date mentioned below, the Conversion Price (collectively, the "Conversion Prices") designated in Section 5(f) shall be multiplied by a fraction, of which the denominator shall be the number of shares of Common Stock outstanding on the date of issuance of such rights or warrants plus the number of additional shares of Common Stock offered for subscription or purchase, and of which the numerator shall be the number of shares of Common Stock outstanding on the date of issuance of such rights or warrants plus the number of shares which the aggregate offering price of the total number of shares so offered would purchase at such average closing bid price. Such adjustment shall be made whenever such rights or warrants are issued, and shall become effective immediately after the record date for the determination of shareholders entitled to receive such rights or warrants. However, upon the expiration of any right or warrant to purchase Common Stock the issuance of which resulted in an adjustment in the Conversion Prices designated in Section 5(f) pursuant to this Section 6(a), if any such right or warrant shall expire and shall not have been exercised, the Conversion Prices designated in Section 5(f) shall immediately upon such expiration be recomputed and effectively immediately upon such expiration be increased to the price which it would have been (but reflecting any other adjustments in the Conversion Prices made pursuant to the provisions of this Section 5 after the issuance of such rights or warrants) had the adjustment of the Conversion Prices made upon the issuance of such rights or warrants been made upon the issuance of such rights or warrants been made on the basis of offering for subscription or purchase only that number of shares of Common Stock actually purchased upon the exercise of such rights or warrants actually exercised.

      (b) Issuances of Assets, Evidences of Indebtedness. If the Company, at any time while Preferred Shares are outstanding, shall distribute to all holders of Common Stock (and not to holders of Preferred Shares) evidences of its indebtedness or assets or rights or warrants to subscribe for or purchase any security (excluding those referred to above) then in each such case the Conversion Prices, at which each Preferred Share shall thereafter be convertible shall be determined by multiplying the Maximum Conversion Price in effect immediately prior to the record date fixed for determination of shareholders entitled to receive such distribution by a fraction of which the denominator shall be the average closing bid price of Common Stock determined as of the record date mentioned above, and of which the numerator shall be such average closing bid price of the Common Stock on such record date less the then fair market value at such record date of the portion of such assets or evidence of indebtedness so distributed



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applicable to one outstanding share of Common Stock as determined by the Board of Directors in good faith; provided, however that in the event of a distribution exceeding fifty percent (50%) of the net assets of the Company, such fair market value shall be determined by a nationally recognized or major regional investment banking firm or firm of independent certified public accountants of recognized standing (which may be the firm that regularly examines the financial statements of the Company) (an "Appraiser") selected in good faith by the holders of a majority in interest of the shares of Preferred Shares; and provided, further that the Company, after receipt of the determination by such Appraiser shall have the right to select an additional Appraiser, in which case the fair market value shall be equal to the average of the determinations by each such Appraiser. In either case the adjustments shall be described in a statement provided to all holders of Preferred Shares of the portion of assets or evidences of indebtedness so distributed or such subscription rights applicable to one share of Common Stock. Such adjustment shall be made whenever any such distribution is made and shall become effective immediately after the record date mentioned above.

      (c) Notice of Conversion Price Adjustment. Whenever the Conversion Prices are adjusted, the Company shall promptly mail to each holder of Preferred Shares, a notice setting forth the Conversion Prices after such adjustment and setting forth a brief statement of the facts requiring such adjustment.

      (d) Merger, Consolidation, Exchange. In case of any reclassification of the Common Stock, any consolidation or merger of the Company with or into another person, the sale or transfer of all or substantially all of the assets of the Company or any compulsory share exchange pursuant to which the Common Stock is converted into other securities, cash or property, the holders of the Preferred Shares then outstanding shall have the right thereafter to convert such shares only into the shares of stock and other securities and property receivable upon or deemed to be held by holders of Common Stock following such reclassification, consolidation, merger, sale, transfer or share exchange, and the holders of the Preferred Shares shall be entitled upon such event to receive such amount of securities or property as the shares of the Common Stock of the Company into which such shares of Preferred Shares could have been converted immediately prior to such reclassification, consolidation, merger, sale, transfer or share exchange would have been entitled.

      (e) Notice of Certain Events. This provision shall similarly apply to successive reclassifications, consolidations, mergers, sales, transfers or share exchanges. If:

              i. the Company shall declare a dividend (or any other distribution) on its Common Stock; or

              ii. the Company shall declare a special nonrecurring cash dividend on or a redemption of its Common Stock; or




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              iii.  the Company shall authorize the granting to all holders of the Common Stock rights or warrants to subscribe for or purchase any shares of capital stock of any class or of any rights; or

              iv. the approval of any shareholders of the Company shall be required in connection with any reclassification of the Common Stock of the Company (other than a subdivision or combination of the outstanding shares of Common Stock), any consolidation or merger to which the Company is a party, any sale or transfer of all of substantially all of the assets of the Company, or any compulsory share exchange whereby the Common Stock is converted into other securities, cash or property; or

              v. the Company shall authorize the voluntary or involuntary dissolution, liquidation or winding-up of the affairs of the Company;

then the Company shall mail to the holders of Preferred Shares at their last addresses as shall appear upon the stock books of the Company, at least 10 calendar days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of Common Stock of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined, or (y) the date of which such reclassification, consolidation, merger, sale, transfer, share exchange, dissolution, liquidation or winding-up is expected to become effective, and the date as of which it is expected that holders of Common Stock for securities or other property deliverable upon such reclassification, consolidation, merger, sale, transfer, share exchange, dissolution, liquidation or winding-up; provided, however, that the failure to mail such notice or any defect therein or in the mailing thereof shall not affect the validity of the corporate action required to be specified in such notice.

      (f) Special Voting Rights. Without the affirmative vote of the holders (acting together as a class) of at least seventy-five percent of the Preferred Shares at the time outstanding given in person or by proxy at any annual meeting, or at such special meeting called for that purpose and/or other purposes, or, if permitted by law, in writing without a meeting, the Company shall not:

              (i)   authorize or issue any (i) additional Preferred Shares or
                    (ii) shares of stock pari passu or having priority over Preferred Shares as to the payment of dividends or as to the payment or distribution of assets upon the liquidation or dissolution, voluntary or involuntary, of the Company;

              (ii) alter or amend the rights or preferences of Preferred Shares as stated in this Certificate of Designation.




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              (iii) do any act or thing not authorized or contemplated by this
                    Certificate of Designation which would result in taxation of the holders of Preferred Shares under Section 305 of the Internal Revenue Code of 1986, as amended (or any comparable provision of the Internal Revenue Code as hereafter from time to time amended); or

              (iv) make any change in the foregoing amendment provisions. In the event holders of at least a majority of the then outstanding shares of Preferred Shares agree to allow the Company to alter or change the rights, preferences or privileges of the Preferred Shares, pursuant to subsection
                    (a) above, so as to affect the Preferred Shares, then the Company will deliver notice of such approved change to the holders of the Preferred Shares that did not agree to such alteration or change (the "Dissenting Holders") and Dissenting Holders shall have the right for a period of thirty (30) days to convert pursuant to the terms of this Certificate of Designation as they exist prior to such alteration or change or continue to hold their Preferred Shares.

       (g) Redemption. If the Company is required to redeem any outstanding Preferred Shares pursuant to Article 8 of its Articles of Incorporation, as amended (the " Redeemed Preferred Shares " ), the Company shall redeem such Redeemed Preferred Shares at 115% of the Liquidation Value of each Preferred Share together with all accrued and unpaid dividends thereon in cash, to the date of redemption.

       (h) Loss, Theft, Destruction of Preferred Shares. Upon receipt of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of certificates representing Preferred Shares and, in the case of any such loss, theft or destruction, upon receipt of indemnity or security reasonably satisfactory to the Company, or, in the case of any such mutilation, upon surrender and cancellation of the Preferred Shares, the Company shall make, issue and deliver, in lieu of such lost, stolen, destroyed or mutilated certificates representing Preferred Shares, new certificates representing Preferred Shares of like tenor.




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         IN WITNESS WHEREOF, Innovative Gaming Corporation of America has caused this Certificate to be duly executed in its corporate name on this 1st day of June___, 1999.



                    INNOVATIVE GAMING CORPORATION OF AMERICA


                    By:  s/ Edward G. Stevenson
                       ---------------------------------------------------------
                            Edward G. Stevenson
                Its: Chairman and Chief Executive Officer















                                                           STATE OF MINNESOTA
                                                         FILED - DUPLICATE COPY

                                                             JUN 01 1999

                                                          Secretary of State




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